                                                    ---------------------
                                                       SEC FILE NUMBER
                                                           1-6627
                                                    ---------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check one):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form 10-D   [ ] Form N-SAR  [ ] Form N-CSR

      For Period Ended:  December 31, 2005
                         ---------------------------------------

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition Report on Form 11-K
                    [ ]  Transition Report on Form 10-Q
                    [ ]  Transition Report on Form N-SAR

      For the Transition Period Ended:
                                      --------------------------

-------------------------------------------------------------------------------

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

-------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        -----------------------

-------------------------------------------------------------------------------


PART I -- REGISTRANT INFORMATION

Michael Baker Corporation
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

100 Airside Drive
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Moon Township, Pennsylvania  15108
-------------------------------------------------------------------------------
City, State and Zip Code


PART II -- RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
[ ]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
              and
         (c)  The accountant's statement or other exhibit required by Rule
              12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         Michael Baker Corporation (the "Company") is filing this Form 12b-25 because additional time is needed for the Company to complete its Annual Report on Form 10-K for the year ended December 31, 2005, which was due on March 16, 2006.

         As described in its Forms 12b-25 filed on August 10, 2005 and November 10, 2005, such delay relates primarily to (1) accrual issues in accounting for income tax expense and income tax withholding certificates in the Company's Nigerian operations and (2) the Company's assessment of the need to accrue an initial "incurred but not reported" liability for certain self-insured professional liability losses.

         As discussed in Part IV below and in the Company's Form 8-K dated January 26, 2006, the previously issued consolidated financial statements of the Company for fiscal years 2000, 2001, 2002, 2003 and 2004, and its related interim consolidated financial statements for each of the quarters of 2003 and 2004 and the first quarter of 2005, should not be relied upon because of errors in those financial statements. Such financial statements will be restated.

         Consequently, the Company has not been able to complete its financial statements for the year ended December 31, 2005, and the Company has not been able to file its Form 10-K for the year ended December 31, 2005 by the March 16, 2006 due date.


PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

William P. Mooney                       412                       269-6300
-----------------                   -----------              ------------------
    (Name)                          (Area Code)              (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

                                                          Yes  [ ]     No  [X]

         Form 10-Q for the quarter ended June 30, 2005
         Form 10-Q for the quarter ended September 30, 2005

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          Yes  [X]     No  [ ]


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The corrections to be made to the Company's consolidated financial statements are required primarily due to the following Nigerian tax matters:

     1) The underaccrual and underpayment of non-resident Nigerian income taxes by one of the Company's wholly-owned Energy segment subsidiaries, plus estimated penalties and interest associated with the underpayments (affects all financial statements from fiscal 2000 through the first quarter of 2005).

     2) The underaccrual and underpayment of Nigerian payroll taxes related to the same Energy subsidiary's employees working on projects in Nigeria, plus estimated penalties and interest associated with the underpayments (affects all financial statements from fiscal 2001 through the first quarter of 2005).

     3) Overstated prepaid tax asset balances recorded by the Company's majority-owned Nigerian subsidiary, as adjusted by applicable minority interest effects (affects all financial statements from fiscal 2000 through the first quarter of 2005).

     Certain other immaterial corrections will also be made to the Company's consolidated financial statements. The first of these corrections relates to the Company's need to record an "incurred but not reported" liability for self-insured professional liability insurance losses, which affects all financial statements from fiscal 2000 through the first quarter of 2005. Several other such corrections relate to non-routine project accounting and other transactions that result in income statement adjustments during the restatement period, but which net to an immaterial effect on retained earnings as of March 31, 2005. These corrections affect all financial statements from fiscal 2000 through the first quarter of 2005.

         Based on current information, the aggregate effect of all corrections, including the related tax effects, is currently expected to result in net income reductions in the range of $0.5 million to $1.5 million in each of the 2000, 2001, 2002, 2003 and 2004 fiscal years, and a total net income reduction in the range of $5.8 million to $6.2 million for this five-year period; a net income reduction in the range of $0.6 million to $0.8 million for the first quarter of 2005; and a cumulative reduction in the range of $7.4 million to $7.8 million in the Company's retained earnings as of March 31, 2005.

         Management currently believes that all issues which will require restatement of the Company's consolidated financial statements for each of the five years in the period ended December 31, 2004, and the first quarter of 2005, have been identified. The estimated restatement amounts disclosed above remain preliminary, unaudited, and subject to adjustment, possibly by amounts that could be material individually or in the aggregate. In addition, it is possible that the Company may identify new issues which could also impact its previously issued consolidated financial statements and the scope of the restatement described in this Form 12b-25. In the event that new issues requiring restatement arise, it is possible that such additional adjustments could be material individually or in the aggregate.

-------------------------------------------------------------------------------

                            Michael Baker Corporation
      --------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2006                      By  /s/ William P. Mooney
     -----------------------------           ----------------------------------
                                             Executive Vice President and Chief
                                             Financial Officer